Exhibit (a)(6)


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June 18, 2002



TO:          SHAREHOLDERS OF ASSISTED LIVING CONCEPTS, INC.

SUBJECT:     OFFER TO PURCHASE SHARES

Dear Shareholder:

         As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer"), MP ACQUISITION CO., LLC (the "Purchaser") is offering to purchase up to 200,000 Shares of Common Stock, Par Value $.01 ("Shares") in ASSISTED LIVING CONCEPTS, INC., a Nevada corporation (the "Company") at a purchase price equal to:

                                 $3.25 per Share

 The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in ASSISTED LIVING CONCEPTS, INC. without the usual transaction costs associated with market sales or Company transfer fees.

Due to delays in mailing this Offer, the Purchaser has extended the Expiration Date stated in the Offer to July 26, 2002.

After carefully reading the enclosed Offer, if you elect to tender your Shares, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the Letter of Transmittal (printed on green paper) and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                           MacKenzie Patterson, Inc.,
                               1640 School Street
                            Moraga, California 94556
                            Telecopy: (925) 631-9119

         If you have any questions or need assistance, please call the Depository at 800-854-8357.

               This Offer expires (unless extended) July 26, 2002.